August 21, 2012

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Ms. Kathleen Collins, Accounting Branch Chief

Re:                             Flextronics International Ltd.

Form 10-K for the Fiscal Year Ended March 31, 2012

Filed on May 29, 2012

File No. 000-23354

Ladies and Gentlemen:

On behalf of Flextronics International Ltd., a Singapore company (the “Company”), we are providing this letter in response to the comments raised with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2012 (the “10-K”) in the letter dated August 15, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Mr. Jonathan Hoak, Executive Vice President and General Counsel of the Company.  Set forth below are the Company’s responses to the Staff’s comments.  To facilitate your review, the Staff comments, as set forth in the Comment Letter, are reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and are followed by the corresponding response from the Company.

Form 10-K for the Fiscal Year Ended March 31, 2012

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Free Cash Flow, page 47

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August 21, 2012

1.                                      In future filings, please revise to provide a reconciliation of free cash flows to the most directly comparable GAAP financial measure (i.e. cash flows provided by operations). Please refer to Question 102.07 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on January 15, 2010 located at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Company Response:

The Company has considered the requirements of Question 102.07 of the SEC’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and agrees to provide a reconciliation of free cash flows to the most directly comparable GAAP financial measure, which is cash flows from operations in our future filings, beginning with the Form 10-Q for the quarter ending September 30, 2012. The proposed disclosure relating to this reconciliation will be as follows, as if it were to be included in our Annual Report on Form 10-K for the year ended March 31, 2012.

We believe free cash flow is an important liquidity metric because it measures, during a given period, the amount of cash generated that is available to repay debt obligations, make investments, fund acquisitions, repurchase company shares and for certain other activities. Our free cash flow, which is calculated as cash provided by operations less net purchases of property and equipment, was $416.3 million, $463.5 million and $622.5 million for fiscal years 2012, 2011 and 2010, respectively. Free cash flows reconcile to the most directly comparable GAAP financial measure of cash flows from operations as follows:

	Fiscal Year Ended March 31,
	2012	2011	2010
	(In thousands)
Cash flows provided by operating activities	$804,268	$857,344	$798,916
Purchases of property and equipment	(437,191)	(470,702)	(234,517)
Proceeds from the disposition of property and equipment	49,187	76,833	58,054
Free cash flows	$416,264	$463,475	$622,453

Cash Conversion Cycle, page 48

2.                                      In your response to comment 3 in your letter dated August 10, 2011, you indicated you would disclose that restrictions from local government regulation were not material. However, it does not appear that you provided such disclosure in the current Form 10-K.

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August 21, 2012

Please provide this disclosure in future periodic filings or tell us why you believe such disclosure is not necessary.

Company Response:

The Company respectfully acknowledges that this disclosure was omitted from our 10-K for the year ended March 31, 2012 due to an oversight and not as a result of changes to any facts or circumstances disclosed in our response letter dated August 10, 2011.  The Company advises the Staff that there are no material restrictions on its ability to move cash balances to meet cash needs and also submits that in future filings, beginning with the Form 10-Q for the quarter ending September 30, 2012, the Company will revise its current MD&A disclosure on page 48 of the 10-K to add the underscored language indicated below and as agreed in our response letter dated August 10, 2011:

“Liquidity is affected by many factors, some of which are based on normal ongoing operations of the business and some of which arise from fluctuations related to global economics and markets. Cash balances are generated and held in many locations throughout the world. Local government regulations may restrict our ability to move cash balances to meet cash needs under certain circumstances; however, any current restrictions are not material. We do not currently expect such regulations and restrictions to impact our ability to pay vendors and conduct operations throughout the global organization.  We believe that our existing cash balances, together with anticipated cash flows from operations and borrowings available under our credit facilities, will be sufficient to fund our operations through at least the next twelve months.”

Item 8.  Financial Statements and Supplementary Data

Note 2.  Summary of Significant Policies

Recent Accounting Pronouncements, page 68

3.                                      Please tell us when you adopted the guidance in ASU 2011-05 (as amended by ASU 2011-12) for Presentation of Comprehensive Income. To the extent that you adopted this guidance during fiscal 2012, we note that you continue to present the components of other comprehensive income in the statement of stockholders’ equity. Please confirm for us that in future filings you will present one line item representing the total other comprehensive income for each period in your statement of stockholders’ equity consistent with the guidance in ASC 220-10-45-14.

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August 21, 2012

Company Response:

The Company respectfully submits that the guidance for the presentation of comprehensive income as required by ASU 2011-05 (as amended by ASU 2011-12) was adopted on April 1, 2012.  The Company has presented a separate statement of comprehensive income in our financial statements for the year ended March 31, 2012 consistent with our historical presentation of financial statements and not as a result of early adoption of the guidance referenced above.  The Company confirms that in future filings in which a statement of shareholders’ equity is presented, it will present total other comprehensive income as a single line within the statement of shareholders’ equity, for all periods presented.

Note 11.  Income taxes, page F-4

4.                                      Tell us your consideration for disclosing the expiration dates of operating losses and tax credit carryforwards pursuant to ASC 740-10-50-3-a. Please provide us with your proposed disclosure, as applicable. In this regard, you disclose that a portion of your tax loss carryforwards started expiring during 2013, but it is not clear if it is a significant portion and, if not, when the remaining loss carryforwards expire.

Company Response:

The Company respectfully submits that it considers the need to disclose the expiration dates of operating losses and credit carryforwards pursuant to ASC 740-10-50-3-a.  As disclosed in the notes to the consolidated financial statements under “Income Taxes” on page 89 of the 10-K, “the Company has tax loss carryforwards of approximately $8.4 billion, a portion of which start expiring during 2013.”  Furthermore, as disclosed under “Income Taxes,” utilization of the tax loss carryforwards is limited by the future earnings of the Company in the tax jurisdiction in which such losses arose.  As a result, management has established a valuation allowance against those operating losses that are more likely than not to be unrealized.  The recorded deferred tax asset reflecting the benefit of the operating loss and tax credit carryforwards is approximately $66.9 million.  The Company acknowledges that enhanced disclosure of deferred tax assets reflecting the benefit of operating loss and tax credit carryforwards and their expiration will assist readers in further understanding the significance of the tax loss carryforwards.  The Company proposes the following disclosure to be included in future annual filings:

The Company has recorded a deferred tax asset of approximately $66.9 million associated with its tax loss and tax credit carryforwards.  Approximately $30.9 million of this deferred tax asset is of indefinite duration.  The amount of the remaining deferred tax

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August 21, 2012

asset expires over the period from 2013 to 2020, of which the amount expiring in 2013 is insignificant.

****

In connection with this response, the Company is furnishing a separate letter, attached hereto, acknowledging the Tandy representations.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-696-6918.

Very truly yours,

/s/ Jeffrey N. Ostrager

Jeffrey N. Ostrager

cc:        Jonathan S. Hoak, Flextronics International Ltd.
Susan Marsch, Flextronics International Ltd.
Christopher Collier, Flextronics International Ltd.

Brian Baer, Deloitte & Touche LLP

Melissa Feider, Securities and Exchange Commission

August 21, 2012

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Ms. Kathleen Collins, Accounting Branch Chief

Re:                             Flextronics International Ltd.
Form 10-K for the Fiscal Year Ended March 31, 2012
Filed on May 29, 2012
File No. 000-23354

Ladies and Gentlemen:

On behalf of Flextronics International Ltd., a Singapore company (the “Company”), in response to the comments raised in the letter dated August 15, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Christopher Collier

Christopher Collier
Chief Accounting Officer

847 Gibraltar Drive, Milpitas, California 95035    |    Phone:   +1 (408) 576-7000    |    www.flextronics.com